                    UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION
______________________________________________
                                              :
              In the Matter of                :
                                              :
      OHIO VALLEY ELECTRIC CORPORATION        :  CERTIFICATE OF
               Piketon, Ohio                  :  NOTIFICATION
                                              :  NO. 2
                 (70-8527)                    :
                                              :
Public Utility Holding Company Act of 1935    :
______________________________________________:

     THIS IS TO CERTIFY THAT OHIO VALLEY ELECTRIC CORPORATION, in accordance with the terms and conditions of, and for the purposes represented by the Application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated December 28, 1994, and amended December 12, 1996, made short-term note borrowings from banks during the calendar quarter ended September 30, 1997, as summarized in Exhibit A.
     This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.
                         OHIO VALLEY ELECTRIC CORPORATION


                         By:  /s/ John F. Di Lorenzo, Jr.
                                 Assistant Secretary

Dated:  October 10, 1997

                                                        EXHIBIT A

SHORT TERM     ISSUE     MATURITY                 INTEREST       PRINCIPAL                          MATURITY
DEBT TYPE      DATE      DATE           DAYS      RATE %         BORROWED            INTEREST       VALUE

BL             7/29/97   1/26/98        181       6.40000        $ 5,000,000.00      160,888.89      5,160,888.89
               8/11/97   2/11/98        184       6.34375         10,000,000.00      324,236.11     10,324,236.11
               8/20/97   2/17/98        181       6.40000          5,000,000.00      160,888.89      5,160,888.89
